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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                         (Amendment No.______________)*

                             Science Dynamics Corp.
                             ----------------------
                                (name of issuer)

                                  Common Stock
                                  ------------
                         (title of class of securities)

                                   808631-10-5
                                   -----------
                                 (CUSIP number)

                           Ne Obliviscaris Partnership
                         Lewis E. Burns, General Partner
                             301 South Second Street
                              West Dundee, IL 60118
                                  847-426-2075
                                  ------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


             (Date of Event which Requires Filing of this Statement)
                                 August 1, 2002

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D


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CUSIP No.   808631105                                         Page 2 of 4 Pages
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1.   Name of reporting person Lewis E. Burns General Partner Le Obliviscaris LP
         S.S. or IRS Identification No. of above person SS # 36-7460671
--------------------------------------------------------------------------------

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2.   Check the appropriate box if a member of a group*               (a) [ ]
                                                                     (b) [ ]
                                       N/A
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------

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4.   Source of Funds* PF
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(E) [ ]
--------------------------------------------------------------------------------

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6.   Citizenship of Place of Organization                 Pennsylvania, U.S.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NUMBER OF                  7.  Sole Voting Power                           0
SHARES
BENEFICIALLY               8.  Shared Voting Power                 3,852,451
OWNED BY
EACH                       9.  Sole Dispositive Power                      0
REPORTING
PERSON                     10.  Shared Dispositive Power           3,852,451
WITH
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person 3,852,451
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12.  Check Box if the Aggregate amount in Row (11) Excludes Certain Shares* [ ]
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
13.  Percent of Class Represented By Amount In Row 11              9.3%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
14.  Type of reporting Person*
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




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                                                               Page 3 of 4 pages

                                  SCHEDULE 13D
                        FILED BY LEWIS E. BURNS REGARDING
                             SCIENCE DYNAMICS CORP.


ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock of Science Dynamics Corporation, ("The Company"). The Company's principal offices are located at 2059 Springdale Road, Rd #100, Cherry Hill, NJ 08003


ITEM 2.  IDENTITY AND BACKGROUND

         The name of the person filing this statement is Lewis E. Burns, General Partner for Ne Obliviscaris Partnership, a partnership (the "reporting person"). The reporting person's business address is 301 South Second Street, West Dundee, IL 60118. The General Partner is employed as a Chairman and CEO of Dover Industries.

         During the last five years, the reporting person has not been convicted in a criminal proceeding. During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which was or is subject to a judgment, decree final order enjoining future violation of, or prohibiting, or mandatory activities subject to federal or state securities laws of finding any violation with respect to such laws.

         The reporting person is a United States citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This schedule 13D covers 3,852,451 shares beneficially owned by Ne Obliviscaris Partnership. Of the 3,852,451 shares beneficially owned by the Partnership all shares are held in nominee's name for the Partnership's benefit. The stock beneficially owned by Ne Obliviscaris Partnership was purchased with partnership funds beginning in 1998, with the last purchase of 1,666,667 shares being made on August 1, 2002.

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         Page 4 of 4 pages

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the acquisition of the stock beneficially owned by the reporting person is for Partnership investment.

         The reporting person has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through
         (j) of Item 4 of Schedule 13D, except that additional purchases may be made which would not result in the reporting person having beneficial ownership of 10% or more of the Issuer's outstanding common stock.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Ne Obliviscaris Partnership beneficially owns 3,852,451 shares of common stock of the Company, which based on the Company's 10-Q report for the quarter ended May 15, 2003, represents approximately 9.3% of the outstanding stock.

         Lewis E. Burns, General Partner has shared voting power along with his wife and shared dispositive power along with his wife, over 3,852,451 shares held for the Partnership's benefit in nominee name.

         See Rider 1.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING, OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.
         None.

ITEM 7.  MATERIAL TO BE FILES AS EXHIBITS.
         None.

         Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:    June 2, 2003


Lewis E. Burns
___________________________________
Lewis E. Burns
General Partner